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                            June 28, 2022

       Linda F. Powers
       Principal Financial and Accounting Officer
       NORTHWEST BIOTHERAPEUTICS INC
       4800 Montgomery Lane, Suite 800
       Bethesda , MD 20814

                                                        Re: NORTHWEST
BIOTHERAPEUTICS INC
                                                            Form 10-K filed
March 1, 2022
                                                            File No. 001-35737

       Dear Ms. Powers:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Exhibits

   1. It appears that your Form 10-K is incorporated by reference into your Form S-3 filed
                                                        October 18, 2019. We
note that you filed the consent of your independent registered public accounting firm,
Marcum LLP, covering the 2019 financial statements included in your 2021 Form 10-K.
However, we note that you did not file the consent of your
                                                        independent registered
public accounting firm, Cherry Bekaert LLP, covering the 2020 and 2021 financial
statements. Please amend your Form 10-K to file the consent or tell us why this is not
required. See Item 601 of Regulation S-K.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Jeanne
Baker at 202-551-3691 or Terence O'Brien at 202-551-
 Linda F. Powers
NORTHWEST BIOTHERAPEUTICS INC
June 28, 2022
Page 2

3355 with any questions.



FirstName LastNameLinda F. Powers        Sincerely,
Comapany NameNORTHWEST BIOTHERAPEUTICS INC
                                         Division of Corporation Finance
June 28, 2022 Page 2                     Office of Life Sciences
FirstName LastName